Exhibit 4.9

Execution Copy

DE BRAUW
BLACKSTONE
WESTBROEK

Amendment Agreement

relating to

Marine Harvest N.V.

among

Nutreco Holding N.V.

and

Stolt Sea Farm Investments B.V.

as Sellers

and

Geveran Trading Co Ltd

as Purchaser

and

Greenwich Holdings Ltd.

as Guarantor

and

Pan Fish ASA

as Assignee

Dated 27 March 2006	Tripolis 300
Burgerweeshuispad 301
1070 HR Amsterdam
The Netherlands

	Contents

	Clause	Page

1	Definitions and Interpretation	4
2	Condition precedent	4
3	Amendments	4
3.1	Clause 3.1 (Purchase Price)	4
3.2	Clause 3.2 (Security)	4
3.3	New Clause 3.3 (Security)	5
3.4	Clause 6.2 (Payment)	5
3.5	Clause 7.3 (Arrangements in the event of termination)	5
3.6	Sellers’ Warranties	6
4	Assignee’s Warranties	6
5	Miscellaneous	6

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Amendment Agreement

THE UNDERSIGNED:

(1)    Nutreco Holding N.V., a public company with limited liability (naamloze vennootschap), with corporate seat in Boxmeer, the Netherlands, and having its address at Veerstraat 38, 5831 JN Boxmeer, the Netherlands (“Nutreco”);

(2)    Stolt Sea Farm Investments B.V. a private company with limited liability (besloten vennootschap) incorporated in the Netherlands, with corporate seat in Schiedam, and having its address at Karel Doormanweg 25, 3115 JD Schiedam the Netherlands (“Stolt”, Stolt and Nutreco jointly referred to as “Sellers”);

(3)    Geveran Trading Co Ltd, a private company with limited liability incorporated in Cyprus, with corporate seat in Limassol, Cyprus and having its address at Deana Beach Apartments, Promachou Eleftherias Street, Ayos Athanasios, Limassol, Cyprus, (“Purchaser”), and

(4)    Greenwich Holdings Ltd., a private company with limited liability incorporated in Cyprus, with corporate seat in Limassol, Cyprus and having its address at Deana Beach Apartments, Promachou Eleftherias Street, Ayos Athanasios, Limassol, Cyprus (“Guarantor”), and

(5)    Pan Fish ASA, a public company under the laws of Norway, with corporate seat in Stavanger, Norway and having its address at Maskinveien 32, N-4067 Stavanger, Norway, (“Assignee”)

WHEREAS:

(A)    The Sellers, the Purchaser and the Guarantor entered into a share purchase agreement dated 6 March 2006 in respect of all of the 80,000 issued and outstanding shares (the “Shares”) in the capital of Marine Harvest N.V. (the “Company”) (the “Share Purchase Agreement”).

(B)    The Purchaser and Assignee entered into an Assignment and Assumption Agreement dated 6 March 2006, whereby the Purchaser has assigned all its rights under the Share Purchase Agreement to Assignee and Assignee has assumed all of the obligations of the

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Purchaser under the Share Purchase Agreement.

(C)   The parties to this Amendment Agreement have agreed to have the Purchase Price (as defined in the Share Purchase Agreement) prepaid by Assignee, on behalf of itself and the Purchaser, to the Sellers on 28 March 2006, rather than have a bank guarantee issued to the Sellers, as was contemplated in Clause 3.2 of the Share Purchase Agreement.

(D)   In this connection the parties to this Amendment Agreement wish to amend the Share Purchase Agreement on the terms set out in this Amendment Agreement.

IT IS AGREED AS FOLLOWS:

1       DEFINITIONS AND INTERPRETATION

Unless otherwise stated in this Amendment Agreement, terms defined in the Share Purchase Agreement shall have the same meaning when used in this Amendment Agreement.

2       CONDITION PRECEDENT

The provisions of this Amendment Agreement shall be effective only if, not later than 2 p.m. on Tuesday 28 March 2006, a prepayment in the amount of the Purchase Price shall have been made to bank account number 69.32.13.876 (Bic code ING BNL 2A) at ING Bank, with value on the same date, in the name of the Notary, after which the Notary shall hold the amount of the prepayment on behalf of the Sellers, pro rata parte their respective ownership of the Shares, and after which the Notary shall pay said amount to the Sellers in accordance with the Sellers’ joint instructions.

3       AMENDMENTS

3.1     Clause 3.1 (Purchase Price)

Clause 3.1 (Purchase Price) of the Share Purchase Agreement is replaced in its entirety by the following provision:

“The Purchase Price for the Shares shall be EUR 1,175,000,000 (one billion one hundred and seventy-five million Euros) (the “Purchase Price”).”

3.2     Clause 3.2 (Security)

Clause 3.2 (Security) of the Share Purchase Agreement is replaced in its entirety by the following provision:

“3.2 (Prepayment)

Purchaser (or Assignee, as the case may be) shall prepay the Purchase Price on 28 March 2006 to bank account number 69.32.13.876 (Bic code ING BNL 2A) at ING Bank, with

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value on the same date, in the name of the Notary, after which the Notary shall hold the amount of the prepayment on behalf of the Sellers, pro rata parte their respective ownership of the Shares, and after which the Notary shall pay said amount in accordance with Sellers’ joint instructions.”

3.3    New Clause 3.3 (Security)

A new Clause 3.3 (Security) is included in the Share Purchase Agreement, to read as follows:

“3.3 (Security)

As security for the payment obligations of Assignee under a certain Facility Agreement dated 28 March 2006, the Sellers agree that a first priority pledge be created and perfected on the Shares in favour of DNB NOR BANK ASA, on the terms and subject to the conditions of the draft deed of pledge (the “Pledge Deed”) attached to this Amendment Agreement as Attachment 1. The Pledge Deed shall include the proviso that any execution or enforcement (uitwinning) of the first priority pledge shall release and fully discharge the Sellers (a) from their Closing obligations towards the Purchaser as referred to in Clauses 6.3.1 and 6.3.3 of the Share Purchase Agreement and (b) from the Sellers’ obligations referred to in Clause 7.3, second and third paragraphs, of the Share Purchase Agreement.

3.4    Clause 6.2 (Payment)

Clause 6.2 is replaced in its entirety, to read as follows:

“The Purchase Price shall be deemed to have been paid by the Purchaser through the prepayment referred to in Clause 3.2 of the Agreement and the Sellers shall fully discharge the Purchaser for the payment of the Purchase Price so (pre)paid.”

3.5    Clause 7.3 (Arrangements in the event of termination)

The first paragraph of Clause 7.3 of the Share Purchase Agreement is replaced in its entirety, to read as follows:

“If this Agreement is terminated in accordance with Clause 7.1 (Right of termination), an indemnity payment shall be due by the Purchaser to the Sellers in an amount equal to the Purchase Price. In that event, the indemnity amount shall be deemed to have been paid by the Purchaser through the prepayment referred to in Clause 3.2 of the Agreement and the Sellers shall fully discharge the Purchaser for the payment of the indemnity amount so (pre)paid.”

In the second paragraph of Clause 7.3 of the Share Purchase Agreement, the opening sentence “Following receipt of the Purchase Price,” shall be deleted and the paragraph shall start with the sentence:

“Upon termination of this Agreement in accordance with Clause 7.1 (Right of termination), Sellers shall proceed without undue delay ...”.

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The following provision will be added at the end of this paragraph:

“Purchaser and Assignee shall procure that at the date of transfer of the Shares to a third party in accordance with the provisions of this Clause 7.3, DNB NOR BANK ASA will fully co-operate in relinquishing the right of pledge created pursuant to the Pledge Deed and terminating the Pledge Deed.”

3.6    Sellers’ Warranties

The Sellers’ Warranties included in Clause 8.1 of the Share Purchase Agreement shall be qualified by reference to the first priority pledge which is agreed to be created by the Sellers in respect of the Shares under the terms of this Amendment Agreement.

4       ASSIGNEE’S WARRANTIES

Assignee represents and warrants to the Sellers that, as at the date of this Agreement:

(a)    it is validly existing and is a company duly incorporated under the laws of Norway;

(b)    it has the legal right and full power and authority to enter into and perform its obligations under this Amendment Agreement and any other documents to be executed by it pursuant to or in connection with this Amendment Agreement; and

(c)    it has taken all corporate action required by it to authorise it to enter into and to perform its obligations in accordance with this Amendment Agreement and any other documents to be executed by it pursuant to or in connection with this Amendment Agreement.

5       MISCELLANEOUS

5.1     The provisions of the original Share Purchase Agreement shall, save as amended by this Agreement, continue in full force and effect.

5.2     Clauses 11.5, 11.7, 11.8, 11.10 and 11.11 of the Share Purchase Agreement shall be deemed to be incorporated in this Amendment Agreement as if expressly set out herein.

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VOORNEMAN GEENEN NOTARISSEN

[SEAL]

TRUE COPY

of the deed of

pledge of shares in the capital of

the public company:

Marine Harvest N.V.

with statutory seat in Amersfoort

executed on the 28th day of March 2006

before Anton A. Voorneman,

civil law notary in Amsterdam.

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DEED OF PLEDGE OF SHARES IN MARINE HARVEST N.V.

On the twenty-eighth day of March two thousand six appeared before me, Anton Arnaud Voorneman, civil law notary in Amsterdam: Mr. Joost Willem Friso ter Burg, with office address at 1083 GV Amsterdam, Arent Janszoon Ernststraat 199, born in Zeist on the twenty-third day of December nineteen hundred seventy-five, in this respect acting as duly authorized representative in writing of:

1.	a.

the public company: Nutreco Holding N.V., with statutory seat in Boxmeer and having its office address at 5831 JN Boxmeer, Veerstraat 38, filed at the Trade Register of the Chamber of Commerce for Oost-Brabant under number: 16074305, hereinafter also to be referred to as: “Pledgor 1”; and

b.

the private company with limited liability: Stolt Sea Farm Investments B.V., with statutory seat in Schiedam and having its office address at 3016 CK Rotterdam, Westerlaan 5, filed at the Trade Register of the Chamber of Commerce for Rotterdam under number 24369988, hereinafter also to be referred to as: “Pledgor 2”; Pledgor 1 and Pledgor 2 are hereinafter collectively also to be referred to as: the “Pledgers”;

2.

the company incorporated under the laws of Norway: DnB NOR Bank ASA, with statutory seat at Stranden 21, N-0250 Oslo, Norway and offices at Lars Hillesgate 30, N-5020, Bergen, Norway, filed at the Commercial Register in Brønnøysund under number: 984851006, hereinafter also to be referred to as: the “Pledgee”;

3.

the public company: Marine Harvest N.V., with statutory seat in Amersfoort and having its office address at 3818 HG Amersfoort, P.C. Hooftlaan 3, filed at the Trade Register of the Chamber of Commerce for Gooi-en Eemland under number: 32105246, hereinafter also to be referred to as: the “Company”; and

4.

the company incorporated under the laws of Norway: Pan Fish ASA, with statutory seat in Stavanger and offices at Maskinveien 32, P.O. Box 342 Forus N-4067 Stavanger, Norway, filed at the Norwegian Central Register for business Enterprises under number: 964118191, hereinafter also to be referred to as: “Pan Fish”.

The powers of attorney of the aforementioned parties will be attached to this deed. The person appearing before me, acting in the capacity as described above, declared as follows:

WHEREAS

(A)      On the sixth day of March two thousand six Pledgors, Geveran Trading Co Ltd (“Geveran”) and Greenwich Holdings Ltd (“Greenwich”) entered into a share purchase agreement dated six March two thousand six in respect of all of the existing Shares (as defined below) (the “Share Purchase Agreement”).

(B)        Geveran and Pan Fish entered into an assignment and assumption agreement dated six March two thousand six (the “Assignment and Assumption Agreement”), whereby Geveran has assigned all its rights under the Share Purchase Agreement to Pan Fish and Pan Fish has assumed all of the obligations of the Purchaser under the Share Purchase Agreement.

(C)        On the twenty-seventh day of March two thousand six, Pledgors, Geveran, Greenwich and Pan Fish have entered into an amendment agreement (the “Amendment Agreement”) in relation to the amendment of certain provisions (identified in the Amendment Agreement) of the Share Purchase Agreement.

(D)       On the twenty-fourth day of March two thousand six, Pan Fish and the Pledgee and the Lenders (as defined in the Facility Agreement (as defined below)) have entered into the Facility Agreement (as defined below) pursuant to which the Lenders have made available to Pan Fish finance for the payment of the Purchase Price (as defined in the Share Purchase Agreement).

(E)         On the date hereof Pan Fish has pre-paid the Purchase Price in accordance with Clause 3.2 of the Share Purchase Agreement.

(F)         It is a condition precedent under the Facility Agreement that a first ranking right of pledge is created over the Shares (as defined below) in favour of the Pledgee for the benefit of the Secured Parties as security for the payment obligations of Pan Fish under the Facility Agreement.

(G)        Pursuant to the Amendment Agreement, Pledgers have agreed that a first ranking right of pledge be created and perfected on the Shares in favour of the Pledgee on the terms and subject to this Deed as security for the payment obligations of Pan Fish under the Facility Agreement.

(H)       The Company is entering into this Deed in connection with its obligations set forth in Clauses 2.3 ,6(b) and 7.3(e) herein.

It is agreed as follows:

1.               INTERPRETATION

1.1         Definitions

(a)          Words and expressions defined in the Facility Agreement shall have the same meaning when used in this Deed, unless otherwise defined herein.

(b)         In this Deed: “Civil Code” means the Dutch Civil Code (Burgerlijk Wetboek).
“Deed” means this deed of pledge of shares;
“Dividends” means, in relation to any Share, all present and future:

(a)          dividends and distributions of any kind and any other sum received or receivable in respect of that Share;

(b)         rights, shares, money or other assets accruing or offered by way of redemption, bonus, option or otherwise in respect of that Share;

(c)          allotments, offers and rights accruing or offered in respect of that Share; and

(d)         other rights and assets attaching to, deriving from or exercisable by virtue of the ownership of, that Share.

“Enforcement Event” means the occurrence of:

(a)          any event described in Clause 8.2 (Change of Control) of the Facility Agreement; or

(b)         an Event of Default, resulting in Pan Fish being in default (verzuim) for the purpose of Section 3:248(1) Civil Code.

“Facility Agreement” means the facility agreement dated twenty-four March two thousand six between, inter alia, Pan Fish, the Lenders named in that agreement and the Pledgee as Agent and Security Agent.

“Finance Documents” means the Finance Documents as defined in the Facility Agreement.

“Parallel Debt” means the parallel debt obligation under the Facility Agreement.

“Pledge” means a first ranking (or, where it cannot rank first and without prejudice to all other rights and claims of the Pledgee, a highest possible ranking) third party right of pledge over all its present and (in anticipation) future Shares and Dividends, created or expressed to be created pursuant to this Deed.

“Pledged Assets” means the Shares.

“Secured Liabilities” means all present and future obligations owed by Pan Fish to the Security Agent under the Finance Documents and the Hedging Finance Documents including, without limitation, its Parallel Debt obligations to the extent that such obligations are or will be used to pre-pay the Purchase Price.

“Secured Parties” means the Lenders and the Hedging Banks.

“Shares” means

(a)          all issued shares, each having a nominal value of one euro (EUR 1.), in the share capital of the Company, numbered 1 to 60,000 inclusive, owned by the Pledgors and obtained by them in the following manner:

(i)    Pledgor 1 acquired forty-five thousand (45,000) shares upon the incorporation of the Company, effected by a notarial deed executed before Mr P. Klemann, civil-law notary in Amsterdam, on the twenty ninth day of November two thousand four;

(ii)   Pledgor 2 acquired fifteen thousand (15,000) shares upon an issue of shares, effected by a notarial deed executed before Mr R.W. Clumpkens, civil-law notary in Amsterdam, on the twenty-ninth day of April two thousand five; the shares held by Pledgor 1 and Pledgor 2 are also referred to in this Deed as the “existing Shares”; and

(b)         all shares in the share capital of the Company in the future owned by the Pledgors or (to the extent of its interest) in which it now or in the future has an interest, also referred to in this Deed as the “future Shares”.

1.2         Interpretation

Any reference in this Deed to a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument [as amended, novated, supplemented, restated or replaced and includes any increase in, extension of or change to any facility made available under that Finance Document or other agreement or instrument. Any amendment, novation, supplement, restatement or replacement which would materially affect the Pledgors’ position under this Deed, will need the prior approval of the Pledgors.

2.               SECURITY AND ACKNOWLEDGEMENT

2. 1      First Ranking Pledge

To the extent that there is no other legal basis for the creation of the Pledge, Pan Fish and the Pledgors hereby agree with the Pledgee to create in favour of the Pledgee, as security for the payment of the Secured Liabilities, the Pledge.

2.2         Creation and Acceptance

The Pledgors, as security for the payment of the Secured Liabilities, hereby create the Pledge in favour of the Pledgee, and the Pledgee hereby accepts the Pledge.

2.3         Acknowledgement and Registration of Pledge

The Company declares that:

(a)          it has taken notice of the terms and conditions of this Deed and will fully cooperate with the performance thereof;

(b)         it is not aware of any facts or circumstances which in any way would cause any of the Pledgors’ representations and warranties under this Deed to be incorrect;

(c)          it hereby acknowledges the Pledge and it shall, in accordance with section 2:85(1) Civil Code, enter the Pledge in its shareholders’ register and provide the Pledgee with an extract from the register:

(i)             in respect of the existing Shares owned by the Pledgors, promptly after the execution of this Deed; and

(ii)          in respect of any future Shares of which the Pledgors become the owner, or in which the Pledgors acquire an interest, promptly upon becoming aware thereof.

3.               RESTRICTIONS AND FURTHER ASSURANCE

3.1         Disposal

Except as provided for in the Share Purchase Agreement, the Pledgors shall not, without the written consent of the Pledgee, (and shall not agree to) enter into a single transaction or a series of transactions (whether related or not and whether voluntary or involuntary) to sell, lease, assign, transfer or otherwise dispose of the Pledged Assets except, in the case of Dividends, as permitted by Clause 4.1 (Dividends before enforcement).

3.2         Further assurance

The Pledgers shall, within their capacity as shareholders of the Company and taking into account the powers associated therewith, promptly do whatever the Pledgee requires:

(a)          to create and perfect the Pledge (including but not limited to executing an additional deed of pledge in the form of this Deed if the Pledge should not cover future Shares and/or Dividends);

(b)         to facilitate the realisation of the Pledged Assets or the exercise of the Pledge or any rights vested in the Pledgee, including making any registration and giving any notice, order or direction.

4.               PLEDGED ASSETS

4.1         Dividends before enforcement

Subject to Clause 4.2 (Dividends after enforcement), the Pledgors are entitled to receive and retain any Dividends. The Pledgee grants the Pledgors permission (as referred to in Section 3:246(4) Civil Code) to receive such Dividends.

4.2         Dividends after enforcement

At any time while an Enforcement Event is continuing the Pledgee may notify the Pledgors (with a copy to the Company and Pan Fish) that the right to receive Dividends and, to the extent allowed by law, any other right in respect of Dividends shall from then on vest in the Pledgee and upon dispatch of such notice those rights shall vest exclusively in the Pledgee.

5.               GENERAL UNDERTAKINGS

5.1         No Prejudice

The Pledgors shall not do, or permit to be done, anything which could prejudice the Pledge.

5.2         Security

The Pledgors shall not create or permit to subsist any security right over any Pledged Asset.

5.3         Notification

If any receiver, bailiff or other person takes possession or makes any claim in respect of any Pledged Assets (or attempts or expresses an intention to do so), the Pledgors shall:

(a)          promptly notify that person of the Pledge (and, in the case of an oral notification, confirm it in writing); and

(b)         promptly notify the Pledgee.

6.               REPRESENTATIONS AND WARRANTIES

(a)          The Pledgors, each with respect to the Shares owned by it, as at the date of this Deed:

(i)    the Pledgors have the full and unencumbered legal and beneficial title tot he Shares;

(ii)   other than the obligations of Pledgors under the Share Purchase Agreement, Pledgors have no obligations to deliver the Shares to third parties, nor are any (restrictive) rights assigned to the Shares;

(iii)  the Pledgors have (and will continue to have) the power to establish a first ranking right of pledge on the Shares to the Pledgee;

(iv)      all resolutions and approvals required for the establishment of a first right of pledge on the Shares by the Pledgors for the benefit of the Pledgee have been approved or obtained;

(b)         The Company warrants that:

(i)             the Company is a public limited liability company, founded under the laws of the Netherlands;

(ii)          the Company has not been dissolved, nor has a resolution to dissolve the Company been taken or a proposal submitted for this purpose. The Company has not been adjudicated bankrupt, is not insolvent and nor have petitions in bankruptcy or for the granting of a suspension of payment been filed (or are expected to be);

(iii)       the register of shareholders has been kept fully up to date.

7.               ENFORCEMENT

7.1         When enforceable

As between Pan Fish, the Pledgors and the Pledgee, the Pledge shall be enforceable and exercisable while an Enforcement Event is continuing.

7.2         Recovery from payments received

As between the Pledgee and Pan Fish:

(a)          Where the Pledgee has received Dividends in the form of cash it may:

(i)             apply those Dividends without prior notice in satisfaction of any Secured Liabilities which are due in accordance with Clause 8 (Application of proceeds); and

(ii)          to the extent that, in receiving Dividends, the Pledgee obtains a currency other than that of the Secured Liabilities, it may demand that the Secured Liabilities be paid in the currency collected (and in that case the conversion of the currency of the Secured Liabilities shall take place at a market rate of exchange in the Pledgee’s usual course of business).

(b)         The Pledgee shall not be required to notify Pan Fish of the exercise of its rights under paragraph (a) above.

7.3         Power of sale

(a)          If an Enforcement Event is continuing and all or part of the Secured Liabilities are due:

(i)             (without prejudice to Clause 7.2) (Recovery from payments received) the Pledgee may sell all or part of the Pledged Assets and apply the proceeds in satisfaction of the Secured Liabilities in accordance with Clause 7.2 (Recovery from payments received) (including Clause 7.2(a)(ii)); and

(ii)          the Pledgors shall ensure that any of its corporate bodies whose approval is required in connection with such sale, grants its approval without delay.

(b)         The Pledgee shall be required to notify the Pledgors or those who have a limited right (beperkt recht) on or have made an attachment (beslag) in respect of any Pledged Assets of any proposed or completed sale.

(c)          Only the Pledgee shall have the right to make an application to the court for a different method of sale, as referred to in Section 3:251(1) Civil Code.

(d)         To the extent permitted under the laws of the Netherlands and the articles of association of the Company, the Pledgors hereby irrevocably waive, renounce and agree not to exercise any pre-emption rights or rights of first refusal upon a sale by the Pledgee, which waiver the Pledgee accepts.

(e)          The Company shall do all such things and shall provide a potential buyer all such information as reasonably required by the Pledgee to enable the Pledgee to sell the Shares pursuant to this Clause 7.3.

(f)            Pan Fish and the Pledgos specifically agree that after a sale of the Shares to a third party pursuant to Clause 7.3 of the Share Purchase Agreement or pursuant to Clause 7 of this Deed, as the case may be, the Pledgors shall be fully discharged from their obligations under the Share Purchase Agreement to deliver the Shares to Pan Fish.

8.               APPLICATION OF PROCEEDS

All amounts received or recovered by the Pledgee in exercise of its rights under this Deed shall, subject to the rights of any creditors having priority, be applied in the order provided in the Facility Agreement.

9.               LIABILITIES

(a)          The Pledgee shall not be liable to the Pledgors or Pan Fish for damage suffered by the Pledgors or Pan Fish as a result of the Pledgee exercising or not exercising its rights under this Deed in connection with the performance of this Deed, except to the extent caused by its own gross negligence or wilful misconduct.

(b)         Pan Fish shall indemnify the Pledgee, the Pledgors and any Secured Party against any claims made by any governmental authority or any other third party in connection with the creation of the Pledge and against any damage suffered and costs incurred by the Pledgee or any Secured Party in connection with such claims except to the extent caused by its own gross negligence or wilful misconduct or that of its directors, officers, employees or agents.

(c)          The Pledgee shall use its reasonable efforts to mitigate the costs and losses referred to above.

10.         DISCHARGE OR TERMINATION OF SECURITY UPON TRANSFER OF SHARES

The Pledgee agrees to relinquish (opzeggen, as referred to in Section 3:81(2.d.) Civil Code)) the Pledge created under this Deed and terminate this Deed in the event of a transfer by Pledgors of the Shares to Pan Fish pursuant to Clause 6.3 of the Share Purchase Agreement or to a third party pursuant to Clause 7.3 of the Share Purchase Agreement or Clause 7 of this Deed, as the case may be. The Pledgee may elect, at its own discretion, not to relinquish the Pledge and terminate this Deed, provided (i) it informs Pledgors thereof in writing at least ten Business Days prior to the date of transfer of Shares referred to in this Clause 10, and (ii) the Pledgee fully discharges Pledgors, upon transfer of the Shares, from their obligations under this Deed and indemnifies Pledgors for any damages suffered by them as a result of or in connection with the Shares being transferred subject to the Pledge. The Pledgee acknowledges and agrees that it must fulfil its obligations under this Clause 10 irrespective of the fact whether or not the Secured Liabilities have been irrevocably paid in full.

11.         REMEDIES OR TIME

11.1 Remedies

The rights, powers and remedies provided by this Deed are cumulative and are not, nor are they to be construed as, exclusive of any rights, powers and remedies provided by law.

11.2   Time

No failure on the part of the Pledgee to exercise any of the rights, powers and remedies provided by this Deed or by law (collectively the “Rights”) shall operate as a waiver thereof, nor shall any single or partial waiver of any of the Rights preclude any further or other exercise of that one of the Rights concerned or the exercise of any other of the Rights.

12.         ILLEGALITY, UNENFORCEABILITY, RECISION, AMENDMENT

12.1   Illegality and unenforceability

If a provision of this Deed is or becomes illegal or unenforceable in any jurisdiction, that shall not affect the legality or enforceability of any other provision of this Deed and the legality or enforceability in other jurisdictions of that or any other provision of this Deed.

12.2   Recision

This Deed may not be rescinded in whole or in part.

12.3 Amendment

This Deed may only be amended or supplemented in writing.

13.         GOVERNING LAW AND JURISDICTION

13.1 Governing law

This Deed is governed by Dutch law.

13.2 Jurisdiction

Save as provided for in article 13.3, a dispute arising out of or in connection with this Deed (including a dispute regarding the existence, validity or termination of this Deed) shall be settled by arbitration in the Netherlands in accordance with the rules of arbitration of the Netherlands Arbitration Institute (‘Nederlands Arbitrage Instituut’). The tribunal shall comprise three arbitrators and shall be located in Amsterdam, the Netherlands. The procedure shall be conducted in the English language in accordance with the rules of law (“regelen des rechts’).

13.3   Court

Notwithstanding article 1 3.2, Pledgee shall have the exclusive right to submit to the competent court in Amsterdam any dispute arising out or in connection with this Deed which solely regards the Pledgee and Pan Fish.

The appearer is known to me, notary. THIS DEED, drawn up, has been executed at Amsterdam, on the day and year mentioned in the heading in this deed.

The contents of this deed were stated and explained in substance to the appearer.

The appearer then declared to be well informed on and to agree with the contents of this deed and not to care for a reading out in full. Immediately after partial reading, the appearer and I, notary, signed this deed. W.s.: J.W.F. ter Burg; A.A. Voorneman.

FOR TRUE COPY

/s/ [ILLEGIBLE]

[SEAL]